

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 31, 2017

<u>Via Email</u>
Mr. Robert C. Cantwell
Chief Executive Officer
B&G Foods, Inc.
Four Gatehall Drive
Parsippany, NJ 07054

> **Re:** **B&G Foods, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-32316**

Dear Mr. Cantwell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Management's Discussion and Analysis

Critical Accounting Policies; Use of Estimates, page 33

1.   We note you have identified various policies that you consider to be critical to your financial position and results of operations and that require the application of significant judgment or estimates by management. However, it does not appear that you have fully addressed the significant assumptions or estimates or included information incremental to the corresponding accounting policies in the notes to your financial statements.

Please expand your disclosure under this heading to identify and discuss, where disclosure is deficient, the assumptions and estimates used and address any material implications of the uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements.

This disclosure should provide greater insight into the quality and variability of information regarding your financial condition and operating performance. For example, you may discuss the extent to which your estimates and assumptions have been accurate or have changed in the past, and the extent to which these are reasonably likely to change in the future. Refer to the guidance in Item 303(a)(1) and (3)(ii) of Regulation S-K, Instructions 2 and 3 to paragraph 303(a), and Section V of SEC Release No. 33-8350.

Results of Operations, page 37

2.   Referencing your 2016 earnings call transcript, we note that you launched a number of new innovative products in 2016, and expect to have additional new products in 2017. Please expand your discussion to describe the new products launched and their impacts on your results of operations, including the extent of product development costs incurred and the line items affected, or to clarify if the effects have not been material.

Additionally, describe the new products you plan to launch in fiscal 2017 and any known trends or uncertainties that are reasonably likely to have a material impact on your future results of operations. Refer to the guidance in Item 303(a)(3) of Regulation S-K, Instructions 3 and 4 to paragraph 303(a), and Section III of SEC Release No. 33-8350.

Financial Statements

Note 1 - Nature of Operations, page 60

Organization and Nature of Operations, page 60

3.   We note that you continue to disclose just one reportable segment, although you have completed several recent business acquisitions that have expanded your operations, most notably in the frozen food market with the acquisition of Green Giant in November 2015. Please explain how the recent acquisitions have been integrated with or changed your operating segments, and were considered in your aggregation of operating segments into a single reportable segment. Please compare and contrast your operating segments relative to the nature of products sold and their economic characteristics including historical and projected measures of operating segment profitability, and relative to the criteria listed in FASB ASC 280-10-50-11a to e.

For example, explain how those matters identified in your disclosure on page 5 stating that due to different demands of distribution for frozen and shelf-stable products, you maintain separate distribution systems, and your disclosure on page 41 stating that your increase in gross profit percentage was primarily driven by the acquisition of Green Giant, were considered in your analysis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources